Exhibit 2

TRANSACTIONS

The following table sets forth all transactions with respect to Shares effected in the last sixty days by the Reporting Persons on behalf of the Reporting Persons in respect of the Shares, inclusive of any transactions effected through 4:00 p.m., New York City time, on April 3, 2018. All such transactions were purchases or sales of Shares effected in the open market. The Reporting Persons undertake to provide, upon request of the staff of the Securities and Exchange Commission, full information regarding the number of Shares purchased at each separate price within the price ranges set forth on the table below.

Transaction Date	Reporting Person Effecting Transaction	Buy/Sell	Quantity	Weighted Avg Price	Price Range
4/2/2018	Dalbergia Investments LLC	Buy	53,473	28.6851	28.4750 - 28.8750
4/3/2018	Dalbergia Investments LLC	Buy	10,000	28.9500	28.9500 - 28.9500
4/3/2018	Dalbergia Investments LLC	Buy	61,000	28.8016	28.8016 - 28.8016